M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Financial Statements and Supplementary Information
Pursuant to SEC Rule 17a-5

December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-50214

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: M Holding Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1125 NW Couch Street, Suite 900
(No. and Street)

Portland	OR	97209
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Maria Rogers	503-414-7260	maria.rogers@mfin.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Baker Tilly US, LLP
(Name – if individual, state last, first, and middle name)

225 South Sixth Street, Suite 2300	Minneapolis	MN	55402
(Address)	(City)	(State)	(Zip Code)

October 22, 2003	23
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven Ludwig, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of M Holdings Securities, Inc., as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

REGINA M. SIMS
My Notary ID # 128399883
Expires June 27, 2026

Regina M. Sims

Notary Public

Signature: [signature]

Title:
Chief Complance Officer

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

December 31, 2025 and 2024

Table of Contents



Report of Independent Registered Public Accounting Firm

To the Audit Committee and Board of Directors of M Holdings Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of M Holdings Securities, Inc. (the "Company") as of December 31, 2025 and 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The Schedule I – Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and Schedule II – Computation for Determination of Reserve Requirements and Information Related to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission (collectively, the "supplementary information"), has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Baker Tilly US, LLP

We have served as the Company's Auditor since 2015.

Minneapolis, Minnesota
February 27, 2026

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Financial Condition

December 31, 2025 and 2024

Assets		2025		2024
Cash and cash equivalents	$	10,584,409	$	10,406,328
Short-term investments		2,471,623		—
Commissions receivable		8,040,060		9,063,425
Accounts receivable		1,585,661		301,733
Prepaid expenses and other assets		431,024		488,318
Deposits with clearing organizations and others (note 2)		375,000		125,000
Total assets	$	23,487,777	$	20,384,804
Liabilities and Stockholder's Equity				
Commissions payable	$	14,098,787	$	14,070,873
Payable to Parent (note 4)		4,761,491		2,288,995
Deferred vendor consideration liability (note 5)		1,173,667		—
Other liabilities		168,902		—
Total liabilities		20,202,847		16,359,868
Stockholder's equity:				
Common stock (no par value, 1,000 shares authorized, 10 shares issued and outstanding)		25,000		25,000
Additional paid-in capital		62,903,696		57,653,696
Accumulated deficit		(59,643,766)		(53,653,760)
Total stockholder's equity		3,284,930		4,024,936
Total liabilities and stockholder's equity	$	23,487,777	$	20,384,804

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Operations

Years ended December 31, 2025 and 2024

		2025		**2024**
Revenues:				
Insurance commissions	$	185,508,106	$	170,205,303
Investment advisory fees		29,550,038		31,164,891
Supervisory fees		3,002,135		3,013,715
Mutual fund commissions		3,189,290		2,804,369
Securities commissions		1,080,974		1,728,755
Investment fees		842,122		1,177,796
Other income		595,151		439,805
Investment income		349,673		363,691
Total revenues		224,117,489		210,898,325
Expenses:				
Registered representative compensation		207,840,385		194,044,719
Employee compensation and benefits		12,819,527		10,834,893
Office		6,233,249		5,196,912
General and administrative		2,167,361		1,897,676
Outside professional services		1,046,973		2,000,762
Total expenses		230,107,495		213,974,962
Net loss	$	(5,990,006)	$	(3,076,637)

See accompanying notes to financial statements.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2025 and 2024

	Common stock		Additional paid-in capital	Accumulated deficit	Totals
	Shares	Amount			
Balances as of January 1, 2024	10	$ 25,000	$ 54,653,696	$ (50,577,123)	$ 4,101,573
Net loss	—	—	—	(3,076,637)	(3,076,637)
Capital contributions from Parent	—	—	3,000,000	—	3,000,000
Balances as of December 31, 2024	10	25,000	57,653,696	(53,653,760)	4,024,936
Net loss	—	—	—	(5,990,006)	(5,990,006)
Capital contributions from Parent	—	—	5,250,000	—	5,250,000
Balances as of December 31, 2025	10	$ 25,000	$ 62,903,696	$ (59,643,766)	$ 3,284,930

See accompanying notes to financial statements.


M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Statements of Cash Flows

December 31, 2025 and 2024


	2025	2024
Cash flows from operating activities:		
Net loss	$ (5,990,006)	$ (3,076,637)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:		
Changes in operating assets and liabilities:		
Commissions receivable	1,023,365	(3,163,368)
Accounts receivable	(1,283,928)	(44,999)
Prepaid expenses and other assets	57,294	(196,958)
Deposits with clearing organizations and others	(250,000)	-
Commissions payable	27,914	2,627,945
Payable to Parent	7,722,496	4,307,376
Deferred vendor consideration liability	1,173,667	—
Other liabilities	168,902	(209,699)
Net cash provided by (used in) operating activities	2,649,704	243,660
Cash flows from investing activities:		
Purchases of short-term investments	(7,406,903)	(1,479,223)
Maturities of short-term investments	4,935,280	2,455,890
Net cash provided by (used in) investing activities	(2,471,623)	976,667
Net increase (decrease) in cash	178,081	1,220,327
Cash and cash equivalents at beginning of year	10,406,328	9,186,001
Cash and cash equivalents at end of year	$ 10,584,409	$ 10,406,328
Supplemental cash flow disclosure:		
Noncash operating activity:		
Capital contributions from Parent	$ 5,250,000	$ 3,000,000

See accompanying notes to financial statements.

(1) Basis of Presentation and Significant Accounting Policies

   (a)   Organization and Nature of Business

   M Holdings Securities, Inc. (the Company), an Oregon corporation, was incorporated on March 21, 1997. The Company is registered as a securities broker pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of M Financial Holdings Incorporated (the Parent). The Company is also a Registered Investment Advisor pursuant to the Investment Advisors Act of 1940. The Company has been appointed as exclusive agent and distributor for M Fund, Inc., a registered investment company and an affiliate of the Parent. M Fund, Inc. offers its shares to separate accounts of certain insurance companies as the underlying funding vehicle for certain life insurance policies offered by Member Firms. The Company commenced retail operations in May 2000.

   The Company is engaged as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business.

   (b)   Basis of Presentation

   The financial statements and footnotes have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

   (c)   Revenue Recognition

   Revenues from contracts with customers include both commissions and fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, whether multiple performance obligations exist and whether constraints on variable consideration should be applied due to uncertain future events.

   Commissions

   Commissions and any related clearing expenses are recorded on a trade-date basis as transactions occur. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is fixed, and the risks and rewards of ownership have been transferred to/from the customer. Such revenues primarily arise from transactions in insurance products, mutual funds, and securities.

Investment Advisory, Investment and Supervisory Fees

Investment advisory fees are based upon a percentage applied to the assets under management (AUM) of a customer's account. Investment fees are based upon the total net asset value (NAV) of a mutual fund or other pooled investment vehicle in which the Company has entered into agreements. These fees are generally received quarterly and are recognized as revenue at that point in time as they relate specifically to the services provided during that period and the Company believes the performance obligation is satisfied at that time. Supervisory fees are recognized on a monthly basis.

(d) *Cash and Cash Equivalents*

The Company's cash and cash equivalents consist of bank deposits, money market instruments and investments, primarily commercial paper. For purposes of the Statements of Financial Condition and Cash Flows, the Company considers all highly liquid debt instruments with a remaining maturity of three months or less, when purchased, to be cash equivalents. The amounts may exceed federally insured limits, but management does not believe that the Company is exposed to any significant risks.

(e) *Short-Term Investments*

Short-term investments are comprised primarily of short-term commercial paper with a remaining maturity of greater than three months but less than one year, when purchased, and are reported at amortized cost.

(f) *Commissions and Accounts Receivable*

Management believes accounts receivable at December 31, 2025 and 2024 are collectible; accordingly, no provision for uncollectible accounts has been recorded. Accounts receivable are reviewed regularly for credit losses and if deemed necessary an allowance will be established.

(g) *Income Taxes*

The Company is included in the consolidated federal income tax return filed by the Parent. The Company recognizes deferred income taxes for the tax consequences in future years of the differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end, based upon statutory income tax rates applicable to the periods in which the differences are expected to affect taxable income. The Company provides a valuation allowance, if necessary, to reduce deferred income tax assets, if any, to their estimated realizable values.

The Company recognizes and measures its unrecognized income tax benefits in accordance with Financial Accounting Standards Board (FASB) ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merits, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized income tax benefits is adjusted when new information is

available, or when an event occurs that requires a change. As of December 31, 2025 and 2024, the Company did not have any unrecognized income tax benefits.

(h)   Credit Losses

The Company accounts for estimated credit losses in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. A portion of the Company's trades that are contracts are cleared through clearing organizations and settled daily between the clearing organizations and the Company. As a result, unsettled credit exposures are limited to the amounts receivable for a short settlement period. The Company continually reviews the credit quality of its counterparties and if deemed necessary an allowance will be established. As of December 31, 2025 and 2024, no allowance for credit losses has been recorded.

(i)   Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j)   Subsequent Events

The Company evaluated and noted no subsequent events or transactions that occurred from January 1, 2026, through February 27, 2026, the date these financial statements were issued, that would require recognition or disclosure in the financial statements.

(k)   Recent Accounting Pronouncements

During December 2023, the Financial Accounting Standards Board (FASB) issued "Accounting Standards Update (ASU) No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures". ASU No. 2023-09 enhances the transparency and decision usefulness of income tax disclosures. The amendments in this ASU require consistent categories and greater disaggregation of information in the rate reconciliation and income taxes paid disaggregated by jurisdiction. ASU No. 2023-09 is effective for fiscal years beginning after December 15, 2024. The Company adopted the new standard effective January 1, 2025. The adoption of this standard did not have a material impact on the Company's results of operations, financial condition or cash flows, as the guidance primarily impacts disclosure requirements.

(2)   Deposits with Clearing Organizations and Others

The Company operates as an introducing broker-dealer and clears customer transactions on a fully disclosed basis through a clearing broker-dealer.

The Company follows the guidance prescribed in the Securities and Exchange Commission (SEC) No-Action Letter dated November 3, 1998 (the "Letter"), which allows introducing broker-dealers to include

assets in the proprietary account of an introducing broker-dealer (PAIB assets) as allowable assets in their net capital computations, provided the clearing broker-dealer establishes a separate reserve account for PAIB assets in accordance with SEC Rule 15c3-3 and both parties enter into a written agreement in accordance with the Letter.

In March 2025, the Company entered into a new fully disclosed clearing agreement with National Financial Services (NFS). Effective September 15, 2025, the Company's customer and proprietary accounts were transitioned from Pershing LLC ("Pershing") to NFS in accordance with customary industry transfer procedures. Effective January 23, 2026, the Company terminated its clearing agreement with Pershing.

As of December 31, 2025, NFS computed the reserve requirement for proprietary accounts of the Company in accordance with the Letter. The amount held on deposit in the Company's reserve bank account was $250,000 as of December 31, 2025 (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2024, Pershing computed the reserve requirement for proprietary accounts of the Company. The amount held on deposit in the Company's reserve bank account was $100,000 as of December 31, 2024.

As of December 31, 2025, the $100,000 reserve deposit previously maintained in connection with the Pershing clearing agreement remained on deposit pending final settlement of open items and satisfaction of contractual obligations (included in deposits with clearing organizations and others in the Statements of Financial Condition).

As of December 31, 2025 and 2024, the Company held $25,000 with Financial Database Services for software support (included in deposits with clearing organizations and others in the Statements of Financial Condition).

(3) Net Capital and Reserve Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital as defined, equal to the greater of $250,000 or 2% of the aggregate debit balances arising from customer transactions, as defined. The net capital rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if resulting net capital would be less than 5% of aggregate debits. As of December 31, 2025 and 2024, the Company has regulatory net capital of $1,136,754 and $3,212,983 which is $886,754 and $2,962,983 in excess of its required net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer, as defined by the Rule, on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

(4)   Related-Party Transactions

The Company's Parent allocates certain overhead and indirect expenses to the Company. These overhead and indirect expenses include, but are not limited to, those expenses related to shared occupancy, equipment, utilities, employees, supplies and administrative costs of the Company. Direct expenses are incurred and expensed by the Company. Such direct expenses include, but are not limited to, registrations, assessments, fees, marketing, taxes, insurance, outside professional services, and commissions and fees related to production, which are specific to the Company. All expenses are paid by the Parent and then reimbursed by the Company to the Parent. As of December 31, 2025 and 2024, $4,761,491 and $2,288,995 respectively, is payable to the Parent for expenses.

The Company, by mutual agreement with the Parent, has established a minimum net capital balance of $300,000. To the extent that the reimbursement of expenses will cause net capital to decline below $300,000, the Parent will make additional capital contributions to maintain a net capital balance of at least $300,000. In addition, the Parent has represented that in the event the Company may no longer have revenues large enough to fund its operations, the Parent will provide financial support to the Company until such time that the revenues earned are sufficient to cover the Company's operating expenses and required net capital.

The Company incurred net losses of $5,990,006 and $3,076,637 in the years ended December 31, 2025 and 2024, respectively. The Company received $5,250,000 and $3,000,000 in non-cash capital contributions from the Parent in the form of forgiveness of the Payable to Parent for the years ended December 31, 2025 and 2024, respectively.

As of December 31, 2025 and 2024, the Company has amounts payable to Registered Representatives who are employees of Management Compensation Group Northwest, LLC (dba M Benefit Solutions) and M Insurance Solutions, Inc. (M Insurance Solutions), wholly owned subsidiaries of the Parent, of approximately $4,500 and $93,000, and $0 and $403,000, respectively. These amounts are included in commissions payable in the Statements of Financial Condition. The commissions expenses related to M Benefit Solutions and M Insurance Solutions (included in registered representative compensation in the Statements of Operations) amounted to approximately $2,691,000 and $3,269,000 and $(271,000) and $993,000 for the years ended December 31, 2025 and 2024, respectively.

(5)   Deferred Vendor Consideration Liability

In 2025, the Company entered into a new clearing agreement with a third-party service provider, replacing its previous clearing arrangement. In connection with this agreement, the Company is entitled to receive a one-time Business Development Credit (One-Time BDC) of $3,200,000 and seven annual Business

Development Credits (Annual BDCs) of $350,000 each. The Company received the One-Time BDC in full during 2025.

In accordance with ASC 705-20, Consideration Received from a Vendor, management concluded that the One-Time BDC represents reimbursement of specific, identifiable transition costs incurred by the Company in connection with converting clearing operations to the new provider. Accordingly, the Company recognizes the One-Time BDC as a reduction of the related transition costs as those costs are incurred. Any remaining balance is deferred and recognized as a reduction of clearing expenses on a systematic basis over the term of the agreement.

The Annual BDCs are recognized as a reduction of clearing expenses as earned over the respective annual service periods.

For the year ended December 31, 2025, the Company recognized $2,128,416 of the One-Time BDC as an offset to transition-related costs and clearing expenses. As of December 31, 2025, the remaining deferred balance of $1,173,667 is included in deferred vendor consideration liability on the consolidated balance sheets.

(6) Income Taxes

The Company is included in the consolidated federal income tax return and certain state income tax returns filed by its Parent. The Company also files its own separate income tax returns in various states. With few exceptions, the Company is no longer subject to examination by taxing authorities for years prior to 2022. For purposes of the financial statements, federal and state income taxes are calculated as if the Company filed separate federal and state income tax returns.

Reconciliation of the amount computed by applying the statutory U.S. federal income tax rate of 21% in 2025 to income (loss) before income taxes and the actual provision for the year ending December 31, 2025 is as follows:

		2025	
Computed "expected" income tax expense (benefit)	$	(1,257,901)	21.0%
Change in income tax expense (benefit) resulting from:			
Non-deductible and non-taxable items		100,417	(1.7%)
Change in valuation allowance		878,634	(14.6%)
Change in deferred due to NOL expiration		278,850	(4.7%)
Total income tax expense (benefit)	$	—	0.0%

The temporary differences that give rise to deferred income tax assets and liabilities as of December 31, 2025 and 2024, relate to the following:

	2025	2024
Deferred income tax assets (liabilities):		
Net operating loss carryforward	$ 9,465,879	$ 8,623,410
Deferred state income taxes, net of federal income tax effect	1,613,844	1,694,848
Deferred rent	99,050	64,696
Total deferred income tax assets	11,178,773	10,382,954
Valuation allowance	(11,178,773)	(10,382,954)
Net deferred income tax assets	$ —	$ —

As of December 31, 2025, the Company has net operating loss carryforwards of approximately $45,075,615, of which $18,528,830 will expire starting in the year 2026 through the year 2038, and $26,546,785 will be carried forward indefinitely.

As noted above, management has established valuation allowances of $11,178,773 and $10,382,954 as of December 31, 2025 and 2024, respectively, to fully reserve against its deferred income tax assets as the Company's deferred income tax assets are not expected to be realized.

The Company adopted ASU No. 2023-09 in 2025 and applied the amendments prospectively to the period presented. Under this guidance, income taxes paid are required to be disaggregated by federal, state, and foreign jurisdictions. The Company did not have any individual jurisdiction in which income taxes paid exceeded 5% of total income taxes paid for the year. No income taxes were paid during 2025.

(7) Segment Reporting

The Company is engaged in a single line of business as an introducing broker-dealer and registered investment adviser, which comprises several classes of services, including but not limited to insurance and investment advisory business. The Company has identified its President and Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The Company's most significant expenses are registered representative compensation.

(8) Concentrations

(a) Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, insurance companies and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of

default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterpart.

(b) *Major Customers*

For the years ended December 31, 2025, and 2024, four carriers represented approximately 65% and 61% of the Company's revenue, respectively. For the years ended December 31, 2025, and 2024, four carriers represented approximately 61% and 49% of the Company's Commissions Receivable balance, respectively.

(9) Disclosures about Fair Value of Financial Instruments

The financial instruments of the Company, which consist of cash, cash equivalents and short-term investments, are reported in the Statements of Financial Condition at carrying values that approximate fair values, because of the short maturities of the instruments.

(10) Commitments and Contingencies

The Company clears its securities transactions through clearing brokers. The clearing brokers have the right to charge the Company for losses that may result from a counterparty's failure to fulfill its contractual obligations. There is no maximum amount assigned to this right to charge and this applies to all trades executed through the clearing brokers. The Company also believes there is no maximum amount assignable to this right. As of December 31, 2025 and 2024, the Company has recorded no liabilities with regard to this right. During 2025 and 2024, the Company did not pay the clearing brokers any amounts related to these guarantees.

There are certain situations where the Company may be charged back for commissions or fees received such as an early insurance policy lapse, partial surrender, or trade correction. In these situations, the Company has the right to charge back the Registered Representative and the Member Firm. In such a circumstance, the risk of default depends on the creditworthiness of the Registered Representative and the Member Firm. Any commissions or fees charged back are included in accounts receivable and other liabilities, when appropriate.

The Company, its Parent, and its Parent's subsidiaries, in common with the insurance industry in general, may be subject to litigation in the normal course of their business. In addition, the Company may be named in claims before FINRA relating to the actions of its Registered Representatives or before the SEC relating to the actions of its Investment Advisors. The Company maintains an insurance policy for errors and omissions which covers such claims. In the event of such claims, the Company is only liable for its per claim deductible with the insurance company. The Company's management does not believe that such litigation, any claims before FINRA, or any claims before the SEC, will have a material effect on its financial position.

(11) Regulatory Matters

As a regulated entity, M Holdings Securities ("MHS" or "Company") may be subject to certain audits, examinations, reviews, etc., by various regulatory agencies in the ordinary course of its business.

FINRA initiated a routine cycle examination of MHS beginning in August 2020 which was closed in January 2022. FINRA pursued a cause examination related to certain concerns it noted during its routine examination. Findings from this cause examination were presented to the Company in October 2022 and FINRA referred the Company to the Department of Enforcement for further review. The matter was ongoing as of December 31, 2025.

The SEC initiated an anti-money laundering (AML) and cybersecurity examinations of MHS in August 2019. MHS responded to those findings and hosted the SEC for an on-site examination in October 2019 and adopted procedures designed to address the SEC's concerns. In November 2021, the SEC issued a subpoena/order finding possible violations of federal law or regulation related to cybersecurity or AML issues at MHS, or branch offices supervised by the Company. Pursuant to that order, MHS engaged in records requests with the SEC throughout the end of 2021 and 2022. The SEC initiated additional document requests beginning in November 2023 which the Company responded to throughout 2023 and 2024. The Company and the SEC began settlement discussions in November 2024. The matter was settled in August 2025, resulting in a regulatory fine of $325,000.

FINRA initiated a routine cycle examination of the Company beginning in April 2024. FINRA provided their final report of the examination to MHS in December 2024. The Company has provided a response to findings identified in the final report issued by FINRA. In February 2025, FINRA referred the Company to the Department of Enforcement for further review and the matter remains open as of December 31, 2025.

In 2024 FINRA initiated a review focused on compliance of customer account agreements and disclosures under FINRA Regulatory Notice 21-16. The Company was selected for this review along with multiple other broker/dealers. This review remains open as of December 31, 2025.

FINRA initiated a cause examination in October 2024. The cause examination was focused on the failure of the Company to send letters to clients verifying certain information as required by Rule 17a-3. As of December 31, 2025 the examination was closed with cautionary action.

FINRA initiated a routine cycle examination of the Company beginning in December 2025. The examination remains open and, as such, it is difficult to evaluate potential exposure.

Uncertainty regarding pending and future laws and regulations may have impacts on the Company's business in ways which cannot be anticipated or planned for, and which may have further impacts on the Company's products and services, cash flows, and results of operation.

**SUPPLEMENTAL INFORMATION PURSUANT TO
RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934**

M HOLDINGS SECURITIES, INC.

(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule I – Computation of Net Capital under

Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2025

Computation of net capital:		
Total stockholder's equity in the Statement of Financial Condition	$	3,284,930
Less nonallowable assets:		
Accounts receivable		1,585,661
Commissions receivable		40,600
Deposits with others		125,000
Prepaid expenses and other assets		388,869
Net capital before haircuts on cash equivalents and short-term investments		1,144,800
Haircuts on cash equivalents and short-term investments		(8,046)
Net capital	$	1,136,754
Computation of alternative net capital requirement:		
Minimum dollar net capital requirement (the greater of 2% of aggregate debits or $250,000)	$	250,000
Excess net capital	$	886,754
Net capital in excess of 5% of combined aggregate debits or 120% of minimum net capital requirement	$	836,754

There are no material differences between the above computation of net capital under Rule 15c3-1 and the corresponding computation prepared by the Company for inclusion in its unaudited Part IIA Focus Report as of December 31, 2025, as amended.

M HOLDINGS SECURITIES, INC.
(A Wholly Owned Subsidiary of M Financial Holdings Incorporated)

Schedule II – Computation for Determination of Reserve Requirements and
Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2025

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule because all customer transactions are cleared through another broker-dealer on a fully disclosed basis and customer funds and securities are promptly transmitted to the clearing broker-dealer.

The Company is also exempt from the provisions of Rule 15c3-3 as the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.